October 25, 2005

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Mr. George F. Ohsiek, Jr., Branch Chief

Re:	Factory Card & Party Outlet Corp.

Form 10-K for Fiscal Year ended January 29, 2005

Filed April 26, 2005

Forms 10-Q for Fiscal Quarters ended April 30 and July 30, 2005

File No. 0-21859

Ladies and Gentlemen:

On behalf of our client Factory Card & Party Outlet Corp. (the “Company”), this letter sets forth the Company’s responses to comments on the above-referenced filings provided by the Staff of the Securities and Exchange Commission by letter dated September 23, 2005.

The Staff’s comments are restated below in bold, italicized type, and are followed by the Company’s responses thereto. As the undersigned discussed with Ms. Ta Tanisha Henderson of the Staff on October 7, 2005, the Company proposes to make responsible changes in its’ future Exchange Act filings as indicated in the responses below.

Form 10-K for Fiscal Year Ended January 29, 2005

Management’s Discussion and Analysis of Financial Condition . . . page 8

Contractual Obligations, page 16

1. Please revise your tabular disclosure of contractual obligations to include estimated interest payments on your debt. Since the table is aimed at increasing transparency of cash flow, we believe these payments should be included in the table. A footnote to the table should provide appropriate disclosure regarding how you estimated the interest payments. If you choose not to include these payments, a footnote to the table should clearly identify the excluded items and provide any additional information that is material to an understanding of your cash requirements. See Item 303(a)(5) of Regulation S-K and footnote 46 to SEC Release No. 33-8350.

Securities and Exchange Commission

October 25, 2005

Response:

At year end the only significant interest expense the Company is obligated to pay is related to the Company’s revolving credit facility. The amount of interest will be determined by the future interest rate and amount borrowed under the facility. In future filings the Company will add a footnote to clarify future interest payments are excluded. The Company will also continue to disclose in the Management’s Discussion and Analysis section in future filings the interest rate and interest incurred during the periods presented. Finally, in the event that the Company incurs debt other than under the revolving credit facility, the Company will include estimated interest payments on such debt in the tabular disclosure of contractual obligations.

2. We note that store lease terms generally require additional payments to the landlord covering taxes, maintenance and certain other expenses. Please include a note to the table to specify that the operating lease obligations figure does not include these amounts, if material. Provide a context for the reader to understand the impact of these charges on your total operation lease obligations. See Item 303(a)(5) of Regulation S-K.

Response:

In future filings a footnote will be added to clarify that payment covering taxes, maintenance and certain other expenses are excluded from the operating lease obligation figures in the table. If material, the note will include the amount expended on such tax, maintenance and other payments in the most recent fiscal year in order to provide context for the reader of the impact of such costs on the Company’s total operating lease obligations.

Financial Statements

Consolidated Statements of Operations, page F-4

3. Please revise so as not to present a separate line item outside of cost of sales for your inventory write-downs. Your presentation of cost of sales, excluding such inventory write-downs, represents the presentation of a non-GAAP measure, the inclusion of which is prohibited by Item 10(e)(1)(ii)(c) in the financial statements. Please also similarly revise your Selected Financial Data and Management’s Discussion and Analysis to avoid presenting your inventory write-downs as a separate line item outside of cost of sales, or otherwise tell us how you plan to comply with Item 10(e) of Regulation S-K with respect to your continued use of such non-GAAP measures outside the body of the financial statements. For additional guidance, see also our Frequently Asked Questions Regarding the Use of Non-GAP Financial Measures, available on our web side at www.sec.gov.

Response:

In separating the inventory write-down separately from cost of sales the Company was following established Generally Accepted Accounting Principles. ARB 43 Chapter 4 paragraph 14 states:

Securities and Exchange Commission

October 25, 2005

“When substantial and unusual losses result from the application of this rule” [inventory adjustment related to applying the lower of a cost or market rule] “it will frequently be desirable to disclose the amount of the loss in the income statement as a charge separately identified from the consumed inventory costs described as cost of goods sold.”

The $4.4 million inventory write-down represented approximately 9% of total inventory and 64% of greeting card inventory at year-end. A shift to multiple price points in our greeting card offering and executing a long term supply agreement represent a strategic shift in our greeting card business and support the unusual nature of this initiative. Accordingly, the Company viewed this write-down of inventory as both substantial and unusual. The Company records inventory reserves and/or write-down in the ordinary course within the cost of sales line item. Due to the significance and non-recurring nature of this write-down it was included as a separate line item within cost of sales to highlight the write-down. Both the cost of sales line item and the greeting card inventory write-down are considered cost of sales as they were deducted from net sales to arrive at gross profit.

The Company followed the requirement of ARB 43 in preparing the Income Statement. As the presentation is in accordance with the requirement of Generally Accepted Accounting Principles, we respectively submit the guidance provided by the use of non-GAAP measures would not be applicable.

General

4. We note that you sell several types of products based on your discussion of products in Item 1. Business. Please revise to provide the revenue by product group disclosures required by paragraph 37 of SFAS 131. In particular, we assume this would require revenue disclosures for each period presented for the following:

•	Party supplies

•	Greeting cards

•	Giftwrap

•	Balloons

•	Other special occasion merchandise

If you believe that other product categories are more appropriate, please advise.

Response:

Paragraph 37 of SFAS 131 requires revenue to be presented for each product and service or each group of similar products or services. The Company offers a group of products for our customer special occasion needs. For example, a customer may purchase tableware with matching balloons, a greeting card, and roll wrap. From the customer point of view, they are purchasing a group of similar products. Furthermore, while the Company has available individual SKU sales information, this information is not aggregated by product description as identified in Item 1. Our objective in Item 1 is to describe the breath of product assortment available to customers so our investors have a better understanding of the type of merchandise sold.

Securities and Exchange Commission

October 25, 2005

Note 3. Summary of Significant Accounting Policies, page F-8

Cooperative Advertising, Markdown Reimbursements and Placement Fees, page F-11

Accordingly, the Company viewed this write-down of inventory as both substantial and unusual.

5. Please disclose the amount of cooperative advertising payments received in each period presented. Also clarify your disclosure regarding your accounting for and classification of placement fees. Please also revise your MD&A to discuss any material changes in the amount of vendor considerations (including purchase volume rebates, cooperative advertising, markdown reimbursements, etc.) received each period.

Response:

SOP 93-7 requires Companies to disclose advertising expense. Advertising expense is disclosed in note 3 to the financial statements. In future filings, the Company will discuss material changes in cooperative advertising payments received.

Placement allowances are offset against incremental expenses incurred in placing the product. Placement allowance received in excess of incremental expenses incurred is recognized as a reduction of the cost of the product.

In future filings the Company will disclose material changes in vendors allowance received that have a material impact on the underlying cost of the product. For example, a change in vendor rebates is often accompanied by a change in invoice cost and there is minimal impact on the net cost of the product. In this instance no disclosure would be warranted as the cost of product would not have changed. Furthermore, the Company’s accounting policies surrounding vendor allowances are consistent with the conclusions reached in EITF 02-16.

Note 7. Lease Commitments, page F-15

6. Please revise to separately disclose the amount of contingent rentals paid during each period presented. See paragraph 16.c. of SFAS 13.

Response:

Contingent rental payments were immaterial for each period presented. However, in response to the Staff’s comments, the Company will disclose the amount in future filings.

Securities and Exchange Commission

October 25, 2005

Exhibit 31 - Certifications

7. Please eliminate reference to the Chief Executive Officer and Chief Financial Officer’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S-K. Please also similarly revise your Forms 10-Q for the quarterly periods ended April 30, 2005 and July 30, 2005.

Response:

In future 10-Q and 10-K filings, the Company will eliminate reference to the Chief Executive Officer and Chief Financial Officer’s titles in the introductory paragraph of the certifications to conform to the format provided in Item 601(b)(31) of Regulation S K.

Form 10-Q for Fiscal Quarter Ended July 30, 2005

Condensed Consolidated Financial Statements

8. Please tell us and disclose your revenue recognition policy for your new greeting card arrangement with Paramount Cards Inc., including whether revenues under this arrangement are recorded on a gross or net basis pursuant to EITF 99-19. Also tell us in detail and disclose the key terms of the arrangement that support your accounting. Refer for additional guidance to SAB Topic 13.A.5.

Response:

Revenue from the sale of greeting cards is based upon the gross amount charged to our customers. Sales to customers are made by cash, check or credit card.

EITF 99-19 reached a consensus that whether a company should recognize revenue based on the gross amount billed to a customer or the net amount retained because it has earned a commission or fee is a matter of judgment that depends on the relevant facts and circumstances. The EITF then goes on to provide indicators in Paragraphs 7-14 that support recording revenue on a gross basis as well as Paragraphs 15-17 that identify indicators supporting recording revenue on a net basis.

The strongest indicators in Paragraphs 7-14 supporting the gross basis are Paragraphs 7, 8, and 9 as noted below.

Paragraph 7 states:

“The Company is the primary obligor in the arrangement-Whether a supplier or a company is responsible for providing the product or service desired by the customer is a strong indicator of the company’s role in the transaction. If a company is responsible for fulfillment, including the acceptability of the

Securities and Exchange Commission

October 25, 2005

product(s) or service(s) ordered or purchased by the customer, that fact is a strong indicator that a company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

In our retailing environment, the customer views the Company as the principal in the transaction. Greeting cards are offered from a variety of manufacturers and the customers are often unaware of the specific company that manufactured the product being purchased.

Paragraph 8 states:

“The company has general inventory risk (before customer order is placed or upon customer return)-Unmitigated general inventory risk is a strong indicator that a company has risks and rewards as a principal in the transaction and, therefore, that it should record revenue gross based on the amount billed to the customer. General inventory risk exists if a company takes title to a product before that product is ordered by a customer (that is, maintains the product in inventory) or will take title to the product if it is returned by the customer (that is, back-end inventory risk) and the customer has a right of return.”

Under the terms of the new greeting card arrangement, the Company takes title to greeting cards when the cards are shipped from our warehouse bins for delivery to our stores. For our everyday cards (for example birthday, sympathy and anniversary cards) the agreement provides no right of return. For seasonal cards (for example Mother’s Day, Father’s Day or holiday cards) the agreement allows the Company the right of return subject to predetermined terms included in the agreement. Risk of loss such as shrinkage or customer returns are borne by the Company.

Paragraph 9 states:

“The company has latitude in establishing price-If a company has reasonable latitude, within economic constraints, to establish the exchange price with a customer for the product or service, that fact may indicate that the company has risks and rewards of a principal in the transaction and that it should record revenue gross based on the amount billed to the customer.”

Under the terms of our agreement the Company has sole control over product pricing and promotion.

EITF 99-9, paragraphs 15-18 identify indicators that support recording revenue on a net basis. The conditions identified in paragraphs 15-18 do not exist in our agreement with Paramount.

Therefore, we have concluded that our accounting for the new greeting card arrangement with Paramount on a gross basis pursuant to EITF 99-19 is appropriate.

Securities and Exchange Commission

October 25, 2005

*        *        *        *

In connection with this response, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

The Company would greatly appreciate the Staff’s cooperation in responding to this letter as promptly as practicable. If you would like additional information or would like to discuss the Company’s responses to your comments, please contact the undersigned at (312) 876-8938 or, in my absence, Mark Dosier of this firm at (312) 876-7973.

Very truly yours,

SONNENSCHEIN NATH & ROSENTHAL LLP

By:	/s/ Neal I. Aizenstein

cc:	Ben Evans (Audit Committee)
Richard E. George (Audit Committee)
Patrick W. O’Brien (Audit Committee)
Gary W. Rada (Factory Card & Party Outlet Corp.)
James D. Constantine (Factory Card & Party Outlet Corp.)
Scott E. Hurwitz (Deloitte & Touche LLP)
Mark Dosier (Sonnenschein Nath & Rosenthal LLP